Pricing supplement No. 378YY
*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement YY dated January 8, 2008*

Registration Statement No. 333-137902
Dated May 30, 2008; Rule 424(b)(2)

Deutsche Bank

Deutsche Bank AG, London Branch
$2,350,000
Buffered Underlying Securities (BUyS) Linked to a Basket of Indices due June 4, 2013

General

- Buffered Underlying Securities (BUyS) Linked to a Basket of Indices due June 4, 2013 (the "**Securities**") are designed for investors who seek a return at maturity linked to the performance of a weighted basket of equity and currency indices. Investors should be willing to forgo coupon and dividend payments and should be prepared to lose up to 80% of their initial investment.
- Senior unsecured obligations of Deutsche Bank AG due June 4, 2013.
- Denominations of $1,000.
- Minimum initial investment of $1,000.
- The Securities priced on May 30, 2008 and are expected to settle three business days later on June 4, 2008.

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA to notes, such as the Securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.[†]
Issue Price:	100% of the face amount.
Basket:	The Securities are linked to a basket consisting of the MSCI EAFE® Index, the MSCI Emerging Markets Index[SM] and the Deutsche Bank Balanced Currency Harvest (USD) Index (each, a **"Basket Index"** and, collectively, the **"Basket Indices"**). We refer to the MSCI EAFE® Index and the MSCI Emerging Markets Index[SM] as the **"Equity Indices"** and the Deutsche Bank Balanced Currency Harvest (USD) Index as the **"Currency Index"**.
Basket Indices:	

Basket Index	Index Weighting	Initial Index Level
MSCI EAFE® Index	65%	2145.47
MSCI Emerging Markets Index[SM]	25%	1210.04
Deutsche Bank Balanced Currency Harvest (USD) Index	10%	270.65

Payment at Maturity:	The payment you will receive at maturity is based on the value of the Final Basket Level relative to the Initial Basket Level, the Participation Rate and the Buffer Level.

- If the Final Basket Level is greater than or equal to the Initial Basket Level, you will receive a cash payment per $1,000 face amount that provides you with a return on your investment equal to the Basket Return *multiplied by* the Participation Rate. Accordingly, your payment at maturity per $1,000 face amount will be equal to:

$$\$1,000 + (\$1,000 \times \text{Basket Return} \times \text{Participation Rate})$$

- If the Final Basket Level declines from the Initial Basket Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 face amount of your Securities.
- If the Final Basket Level declines from the Initial Basket Level, and such decline is greater than the Buffer Level, **you will lose 1% of the face amount of your Securities for every 1% by which the Final Basket Level is less than the Initial Basket Level beyond the Buffer Level.** Accordingly, in this case, if the Basket Return is less than -20%, your payment at maturity per $1,000 face amount of your Securities will be equal to:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} + \text{Buffer Level})]$$

If the Basket Return is less than -20%, you will lose a portion of your investment. You could lose up to $800 per $1,000 face amount of Securities.

Buffer Level:	20%
Participation Rate:	125%
Basket Return:	$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$
Initial Basket Level:	100
Final Basket Level:	100 × [1 + (MSCI EAFE Return × 65%) + (MSCI Emerging Markets Return × 25%) + (Currency Index Return × 10%)]
Basket Index Return:	For each Basket Index:

$$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}} \quad \text{(expressed as a percentage)}$$

For each Basket Index, the **"Final Index Level"** is equal to the closing level of such Basket Index on the Final Valuation Date. Each Final Index Level is subject to adjustment in the event of a Market Disruption Event as described below under "Market Disruption Events."

We refer to the Basket Index Returns as the **"MSCI EAFE Return,"** the **"MSCI Emerging Markets Return"** and the **"Currency Index Return"** for the MSCI EAFE® Index, the MSCI Emerging Markets[SM] Index and the Currency Index, respectively.

Trade Date:	May 30, 2008
Settlement Date:	June 4, 2008.
Final Valuation Date:	May 30, 2013.
Maturity Date:	June 4, 2013, subject to postponement in the event of a Market Disruption Event as described below under "Market Disruption Events."
CUSIP:	2515A0 KY 8
ISIN:	US2515A0KY81

[†] A credit rating is not a recommendation to buy, sell or hold Securities, and may be subject to revision at any time by the assigning agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to the notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the Securities other than the ability of the Issuer to meet its obligations.

Investing in the Securities involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" on page PS-7 of this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Security	$1,000.00	$0.00	$1,000.00
Total	$2,350,000	$0.00	$2,350,000

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,350,000	$92.36

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these Securities are a part, and the more detailed information contained in product supplement YY dated January 8, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement YY dated January 8, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508003075/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

What is the Payment Amount on the Securities at Maturity Assuming a Range of Basket Returns?

The table below illustrates the payment at maturity for a $1,000 Security face amount for a hypothetical range of Basket Returns of -100% to +100% and uses a Participation Rate of 125%. The following payments at maturity and returns on the Securities are based solely on the hypothetical examples cited. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity	Return on Security
200.00	100.00%	$2,250.00	125.00%
175.00	75.00%	$1,937.50	93.75%
150.00	50.00%	$1,625.00	62.50%
125.00	25.00%	$1,312.50	31.25%
120.00	20.00%	$1,250.00	25.00%
115.00	15.00%	$1,187.50	18.75%
110.00	10.00%	$1,125.00	12.50%
105.00	5.00%	$1,062.50	6.25%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
75.00	-25.00%	$950.00	-5.00%
50.00	-50.00%	$700.00	-30.00%
25.00	-75.00%	$450.00	-55.00%
0.00	-100.00%	$200.00	-80.00%

What is the Payment at Maturity on the Securities for Three Hypothetical Scenarios?

The table and calculations below illustrate the hypothetical payment at maturity per $1,000 Security face amount for three hypothetical scenarios and assumes Initial Index Levels of 2145.0 for the MSCI EAFE® Index, 1210.0 for MSCI Emerging Markets Index^{SM} and 270.0 for the Deutsche Bank Balanced Currency Harvest (USD) Index. The actual Initial Index Levels will be set on the Trade Date. The scenarios illustrate how, even where there is a positive return on one or more Basket Indices, a negative return on the other Basket Index or Indices may outweigh the positive Index Return and the return on the Securities may be zero or negative. The following results are based solely on the hypothetical examples cited, and assume a Participation Rate of 125%. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

	Scenario 1			Scenario 2			Scenario 3		
Basket Index	MSCI EAFE® Index	MSCI Emerging Markets Index^{SM}	Currency Index	MSCI EAFE® Index	MSCI Emerging Markets Index^{SM}	Currency Index	MSCI EAFE® Index	MSCI Emerging Markets Index^{SM}	Currency Index
Initial Index Level	2145.0	1210.0	270.0	2145.0	1210.0	270.0	2145.0	1210.0	270.0
Final Index Level	3003.0	1718.2	229.5	1072.5	1311.6	280.8	2252.3	592.9	121.5
Basket Index Return	40.0%	42.0%	-15.0%	-50.0%	8.4%	4.0%	5.0%	-51.0%	-55.0%
Index Weighting	65.0%	25.0%	10.0%	65.0%	25.0%	10.0%	65.0%	25.0%	10.0%
Contribution to Basket	26.0%	10.5%	-1.5%	-32.5%	2.1%	0.4%	3.3%	-12.8%	-5.5%
Final Basket Level		**135**			**70**			**85**	
Basket Return		**35.00%**			**-30.00%**			**-15.00%**	
Payment at Maturity		**$1,437.50**			**$900.00**			**$1,000**	
Annualized Return		**7.53%**			**-2.09%**			**0.00%**	

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: Scenario 1 assumes hypothetical Index Returns of 40%, 42% and -15% for the MSCI EAFE Index, the MSCI Emerging Markets Index[SM] and the Deutsche Bank Balanced Currency Harvest (USD) Index, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 × [1 + (MSCI EAFE Return × 65%) + (MSCI Emerging Markets Return × 25%) + (Deutsche Bank Balanced Currency Harvest Return × 10%)]
	=	100 x [1 + (40% x 65%) + (42% x 25%) + (-15% x 10%)]
	=	135.

Because the Final Basket Level of 135 is greater than the Initial Basket Level of 100, the investor receives a payment at maturity of $1,437.50 per $1,000 Security face amount, calculated as follows:

Payment at Maturity	=	$1,000 + ($1,000 x Basket Return x Participation Rate)
	=	$1,000 + ($1,000 x 35% x 125%)
	=	$1,437.50.

Example 2: Scenario 2 assumes hypothetical Index Returns of -50%, 8.4% and 4% for the MSCI EAFE Index, the MSCI Emerging Markets Index[SM] and the Deutsche Bank Balanced Currency Harvest (USD) Index, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 × [1 + (MSCI EAFE Return × 65%) + (MSCI Emerging Markets Return × 25%) + (Deutsche Bank Balanced Currency Harvest Return × 10%)]
	=	100 x [1 + (-50% x 65%) + (8.4% x 25%) + (4% x 10%)]
	=	70.

Because the Final Basket Level of 70 has declined from the Initial Basket Level of 100, and such decline is greater than the Buffer Level of 20.00%, the investor will receive a payment at maturity of $900 per $1,000 Security face amount calculated as follows:

Payment at Maturity	=	$1,000 + ($1,000 x (Basket Return + Buffer Level))
	=	$1,000 + ($1,000 x (-30% + 20%))
	=	$900.

In this example, even though the MSCI Emerging Markets Return and the Commodity Index Return are positive, the negative return on the MSCI EAFE® Index outweighs the positive returns on the other Basket Indices, and the Basket Return is less than -20%. As a result, the return on the Securities is negative.

Example 3: Scenario 3 assumes hypothetical Index Returns of 5%, -51% and -55% for the MSCI EAFE Index, the MSCI Emerging Markets Index^{SM} and the Deutsche Bank Balanced Currency Harvest (USD) Index, respectively. The Basket Return is calculated as follows:

Final Basket Level = 100 × [1 + (MSCI EAFE Return × 65%) + (MSCI Emerging Markets Return × 25%) + (Deutsche Bank Balanced Currency Harvest Return × 10%)]

    = 100 x [1+(5% x 65%) + (-51% x 25%) + (-55% x 10%)]

    = 85.

Because the Final Basket Level of 85 has declined from the Initial Basket Level of 100, and such decline is less than the Buffer Level of 20.00%, the investor receives a payment at maturity of $1,000 per $1,000 Security face amount.

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The Securities provide the opportunity to access a combined equity and currency return by multiplying a positive Basket Return by a Participation Rate of 125%. The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be based on the Basket Return, the Participation Rate and the Buffer Level. Because the Securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the face amount of your Securities is protected against a decline in the Final Basket Level, as compared to the Initial Basket Level, of up to 20.00%. If the decline is more than the Buffer Level of 20.00%, for every 1.00% by which such decline exceeds 20.00%, you will lose an amount equal to 1.00% of the face amount of your Securities. For example, a Basket Return of -30.00% will result in a 10.00% loss of your initial investment.

- **RETURN LINKED TO THE PERFORMANCE OF A WEIGHTED BASKET OF INDICES** – The return on the Securities, which may be positive or negative, is linked to a basket consisting of the MSCI EAFE Index, the MSCI Emerging Markets Index^{SM} and the Deutsche Bank Balanced Currency Harvest (USD) Index. The MSCI EAFE® Index comprises the equity securities underlying the Morgan Stanley Capital International Inc. ("MSCI") indices of 21 selected countries in Europe, Asia, Australia and New Zealand. The MSCI Emerging Markets Index^{SM} consists of equity securities of certain emerging markets countries and is designed to measure equity market performance in the global emerging markets. The Currency Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. For additional information about each Basket Index, see the information set forth under "The Basket Indices" in this pricing supplement.

- **CERTAIN TAX CONSEQUENCES** — You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Subject to the limitations described therein, although the tax consequences of an investment in the Securities are uncertain, we believe it is reasonable to treat the Securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your Securities, other than pursuant to a sale or exchange, and your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Basket Indices or in any of the components underlying the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** – The Securities do not guarantee any return of your initial investment in excess of $200 per $1,000 Security face amount. The return on the Securities at maturity is linked to the performance of a weighted basket of indices and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any negative Basket Return beyond the 20.00% Buffer Level. **Accordingly, you could lose up to $800 for each $1,000 Security face amount that you invest.**

- **ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF THE SECURITIES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE** – While the payment at maturity described in this pricing supplement is based on the full face amount of your Securities, the original issue price of the Securities includes the agents commission and the cost of hedging our obligations under the Securities through one or more of our affiliates. Therefore, the market value of the Securities on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original issue price. The inclusion of commissions and hedging costs in the original issue price will also decrease the price, if any, at which we will be willing to purchase the Securities after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Securities to maturity.

- **CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER** — Price movements in the Basket Indices may not correlate with each other. At a time when the levels of some of the Basket Indices increase, the levels of other Basket Indices may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Indices may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Indices.

- **YOU WILL NOT RECEIVE COUPONS, DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the Securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the components underlying the Basket Indices would have.

- **CURRENCY EXCHANGE RATES MAY BE HIGHLY VOLATILE** — The Securities are subject to currency exchange risk through their exposure to the Currency Index, which measures the performance of various currencies relative to the U.S. dollar, and through their exposure to the Equity Indices, which measure the performance of foreign stocks and are denominated in U.S. dollars. For example, if the local currency for an Equity Index component stock depreciates relative to the U.S. dollar, the performance of such Equity Index will be adversely affected. Because the Currency Index may have exposure to the same currencies as the Equity Indices, volatility in such markets could adversely affect the returns of multiple Basket Indices, which would likely have a significant, adverse effect on the Basket Return.

Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the performance of the Equity Indices, the values of the components of the Currency Index and the value of your Securities in varying ways. In addition, different factors may cause the values of the components of the Currency Index and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **THE SECURITIES WILL NOT BE LISTED AND WILL LIKELY HAVE LIMITED LIQUIDITY** – The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVELS OF THE BASKET INDICES TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters, including the Basket Indices, the components of the Basket Indices and various contracts and products related to the Basket Indices and their components, which may influence the value of the Securities. Deutsche Bank AG, its affiliates or agents may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Any of these activities may affect the value of the Basket Indices and, therefore, the value of and potential payment at maturity on the Securities. Investors should make their own independent investigation of the merits of investing in the Securities and the Basket Indices to which the Securities are linked.

- **WE HAVE MANY POTENTIAL CONFLICTS OF INTEREST WITH THE HOLDERS OF THE SECURITIES** — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In addition, we are the index sponsor for the Currency Index. The sponsor of the Currency Index has discretion in selecting among methods of how to calculate the index in the event the regular means of determining the index are unavailable at the time such determination is scheduled to take place and has even more discretion in the case of a Force Majeure Event (as defined under "Market Disruption Events" in this pricing supplement). While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the Securities and the Currency Index, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the Securities or the Currency Index. Because determinations made by Deutsche Bank AG, London Branch as the calculation agent for the Basket

Indices and the Securities, and as the index sponsor for the Commodity Index, may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as holders of the Securities.

- **EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY** – The value of the Securities is subject to the political and economic risks of emerging market countries through the MSCI Emerging Markets Index[SM] and the Currency Index. The MSCI Emerging Markets Index[SM] includes companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries, and the Currency Index may include currencies of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and payment at maturity of your Securities, and such adverse effect could be compounded by both the MSCI Emerging Markets Index[SM] and the Currency Index having exposure to the affected market.

- **NON-U.S. SECURITIES MARKETS RISKS** – The stocks included in the Equity Indices are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the Securities.

- **IF THE LIQUIDITY OF THE BASKET INDEX COMPONENTS IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED** — The Basket Indices' components may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of a Basket Index's components on the Final Valuation Date would likely have an adverse effect on the Final Index Level for such Basket Index, and therefore, on the return on your Securities. Limited liquidity relating to the Basket Index components may also result in the relevant index sponsor being unable to determine the level of the Basket Index using the normal means. In particular, since Deutsche Bank or an affiliate is the index sponsor for the Currency Index, the index sponsor's discretion in determining the level of the Currency Index could result in potential conflicts of interest.

- **THE CURRENCY INDEX STRATEGY MAY NOT BE SUCCESSFUL** — The Currency Index reflects the values of long positions in three-month futures contracts on high yielding currencies and short positions in three-month futures contracts on low yielding currencies. The strategy reflected in the Currency Index takes the view that the values of currencies in high yielding jurisdictions will rise and the values of currencies in low yielding jurisdictions will fall due to the low cost of borrowing in low yielding jurisdictions and the high returns available in high yielding jurisdictions. The relative cost of borrowing and lending is only one factor determining supply and demand for currencies, however, and those forces tend to reverse in periods of high volatility. In addition, interest rates in different countries may converge, in which case investors who have borrowed low yielding currencies to purchase securities in high yielding jurisdictions will likely trade the formerly high yielding currencies for the formerly low yielding currencies, which would likely cause exchange rate movements adverse to the Currency Index with regard to any related currency positions the Currency Index includes, or the value of long currencies may decrease or short currencies may appreciate due to other events that affect the supply and demand for the Currency Index components. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies (as defined in "The Basket Indices — Deutsche Bank Balanced Currency Harvest (USD) Index" below), which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility, which would negatively affect the value of the Securities.

- **LAWS AND REGULATIONS REGARDING CURRENCY EXCHANGE RATES MAY CHANGE UNEXPECTEDLY** — Legal and regulatory changes could adversely affect the currency rates to which the Currency Index or the Equity Indices are exposed. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to currency rates is not possible to predict, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Currency Index or one of the Equity Indices and, consequently, on the value of the Securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** – In addition to the levels of the Basket Indices on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of each Basket Index;

    - the time remaining to maturity of the Securities;

    - the market price of the components of the Basket Indices and dividend rates on the component stocks underlying the Equity Indices;

    - interest and yield rates in the market generally and in the markets of the components underlying each Basket Index;

    - a variety of economic, financial, political, regulatory or judicial events;

    - the currency exchange rates and the volatility of the currency exchange rates to which the Currency Index and Foreign Equity Indices are exposed;

    - the composition of the Basket Indices and any changes to the components underlying the Basket Indices;

    - supply and demand for the Securities; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **TRADING BY US OR OUR AFFILIATES IN THE CURRENCIES AND EQUITIES MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** — We and our affiliates are active participants in the currencies and equities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more currencies or equities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the Securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the prices of the components underlying the Basket Indices, the Basket Indices and the Basket Return. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Securities may decline.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these comments could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Basket Indices

The MSCI EAFE® Index

The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by MSCI, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

We obtained all information contained in this pricing supplement regarding the MSCI EAFE® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, MSCI. MSCI has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI EAFE® Index.

The MSCI EAFE® Index is intended to provide performance benchmarks for 21 developed equity markets in Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

MSCI EAFE® Index Calculation. The value of the MSCI EAFE® Index is a free float weighted average of the U.S. dollar values of all of the equity securities (the "**MSCI EAFE® Component Securities**") constituting the MSCI indices for the 21 selected countries (the "**MSCI EAFE® Component Country Indices**"). Each MSCI EAFE® Component Country Index is a sampling of equity securities across industry groups in such country's equity markets. See " — Maintenance of the MSCI EAFE® Index and the MSCI EAFE® Component Country Indices" below.

The prices of the MSCI EAFE® Component Securities used to calculate the value of the MSCI EAFE® Index are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 4 p.m. Greenwich Mean Time. The U.S. dollar value of the MSCI EAFE® Index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the Component Securities. The MSCI EAFE® Index was launched on December 31, 1969 at an initial value of 100.

Maintenance of the MSCI EAFE® Index and the MSCI EAFE® Component Country Indices. In order to maintain the representativeness of the MSCI EAFE® Index, structural changes to the MSCI EAFE® Index as a whole may be made by adding or deleting MSCI EAFE® Component Country Indices and the related MSCI EAFE® Component Securities. Currently, such changes in the MSCI EAFE® Index may only be made on four dates throughout the year: after the close of the last business day of each February, May, August and November.

MSCI may add additional MSCI EAFE® Component Country Indices to the MSCI EAFE® Index or subtract one or more of its current MSCI EAFE® Component Country Indices prior to the expiration of the Securities. Any such adjustments are made to the MSCI EAFE® Index so that the value of the MSCI EAFE® Index at the effective date of such change is the same as it was immediately prior to such change.

Each MSCI EAFE® Component Country Index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each MSCI EAFE® Component Country Index, emphasis is also placed on its continuity, replicability and on minimizing turnover in the MSCI EAFE® Index.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full MSCI EAFE® Component Country Index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed annual timetable.

Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI EAFE® Index at the time of their actual occurrence and that should not wait until the annual full MSCI EAFE® Component Country Index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI EAFE® Component Securities from a MSCI EAFE® Component Country Index and changes in number of shares. Additions and deletions to Component Securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates for MSCI EAFE® Component Securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI's pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The implementation of changes resulting from quarterly index reviews occurs on only four dates throughout the year: as of the close of the last business day of February, May, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation. Any country may be impacted at the quarterly index review.

The annual full MSCI EAFE® Component Country Index review includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for MSCI EAFE® Component Securities and securities that are not currently MSCI EAFE® Component Securities, as well as changes typically considered for quarterly index reviews. During a full MSCI EAFE® Component Country Index review, securities may be added or deleted from a MSCI EAFE® Component Country Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for MSCI EAFE® Component Securities changes during quarterly index reviews as discussed above.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs. Index maintenance of the MSCI EAFE® Component Country Indices is reflected in the MSCI EAFE® Index.

Selection of Component Securities. The selection of the MSCI EAFE® Component Securities for each MSCI EAFE® Component Country Index is based on the following guidelines:

(i)   Define the total market;

(ii) Sort the market by industry groups and target 60% for inclusion;

(iii) Select stocks with good liquidity and free float;

(iv) Avoid cross-ownership; and

(iv) Apply the full market capitalization weight to each stock.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI EAFE® Index, which is owned and published by MSCI, in connection with certain securities, including the Securities.

THE SECURITIES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDICES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG (THE "LICENSEE"). NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE SECURITIES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE SECURITIES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDICES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE SECURITIES OR THE ISSUERS OR OWNERS OF THE SECURITIES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THE SECURITIES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDICES. NEITHER MSCI, ITS AFFILIATES

NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING, PRICES OR QUANTITIES OF THE SECURITIES TO BE ISSUED. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE SECURITIES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE SECURITIES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE SECURITIES, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NO PURCHASER, SELLER OR HOLDER OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY, SHOULD USE OR REFER TO ANY MSCI TRADE NAME, TRADEMARK OR SERVICE MARK TO SPONSOR, ENDORSE, MARKET OR PROMOTE THE NOTES WITHOUT FIRST CONTACTING MSCI TO DETERMINE WHETHER MSCI'S PERMISSION IS REQUIRED. UNDER NO CIRCUMSTANCES MAY ANY PERSON OR ENTITY CLAIM ANY AFFILIATION WITH MSCI WITHOUT THE PRIOR WRITTEN PERMISSION OF MSCI.

Discontinuation of the MSCI EAFE® Index; Alteration of Method of Calculation

If MSCI discontinues publication of the MSCI EAFE® Index or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued MSCI EAFE® Index (such index being referred to herein as a

"**MSCI EAFE® Successor Index**"), then any MSCI EAFE® Index closing level will be determined by reference to the level of such MSCI EAFE® Successor Index at the close of trading on the relevant exchange or market for the MSCI EAFE® Successor Index on the Final Valuation Date and/or any other relevant date.

Upon any selection by the calculation agent of a MSCI EAFE® Successor Index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the Securities.

If MSCI discontinues publication of the MSCI EAFE® Index prior to, and such discontinuance is continuing on, the Final Valuation Date or on any other relevant date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a MSCI EAFE® Successor Index and publication of such MSCI EAFE® Successor Index is discontinued prior to and such discontinuation is continuing on the Final Valuation Date, then the calculation agent will determine the index closing level for the MSCI EAFE® Index for such date. The index closing level for the MSCI EAFE® Index will be computed by the calculation agent in accordance with the formula for and method of calculating the MSCI EAFE® Index or MSCI EAFE® Successor Index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the MSCI EAFE® Index or MSCI EAFE® Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the MSCI EAFE® Index or MSCI EAFE® Successor Index, as applicable, on the relevant exchange may adversely affect the value of the Securities.

If at any time the method of calculating the MSCI EAFE® Index or a MSCI EAFE® Successor Index, or the level thereof, is changed in a material respect, or if the MSCI EAFE® Index or a MSCI EAFE® Successor Index is in any other way modified so that the MSCI EAFE® Index or a MSCI EAFE® Successor Index does not, in the opinion of the calculation agent, fairly represent the level of the MSCI EAFE® Index or such MSCI EAFE® Successor Index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on the Final Valuation Date make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the MSCI EAFE® Index or such MSCI EAFE® Successor Index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the MSCI EAFE® Index closing level with reference to the MSCI EAFE® Index or such MSCI EAFE® Successor Index, as adjusted. Accordingly, if the method of calculating the MSCI EAFE® Index or a MSCI EAFE® Successor Index is modified so that the level of the MSCI EAFE® Index or such MSCI EAFE® Successor Index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the MSCI EAFE® Index or such MSCI EAFE® Successor Index), then the calculation agent will adjust its calculation of the MSCI EAFE® Index or such MSCI EAFE® Successor Index in order to arrive at a level of the MSCI EAFE® Index or such MSCI EAFE® Successor Index as if there had been no such modification (*e.g.*, as if such split had not occurred).

The MSCI Emerging Markets Index℠

We have derived all information contained in this pricing supplement regarding the MSCI Emerging Markets Index℠, (the "**Emerging Markets Index**") including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The Emerging Markets Index is a stock index calculated in U.S. dollars, published and disseminated by MSCI, a majority-owned subsidiary of Morgan Stanley. Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the Emerging Markets Index. We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

The Emerging Markets Index was developed by MSCI as an equity benchmark for international stock performance and is designed to measure equity market performance in the global emerging markets. The Emerging Markets Index originated on December 31, 1987. As of March 27, 2008, the Emerging Markets Index consisted of MSCI indices for the following 25 countries (the "**Emerging Markets Component Country Indices**"): Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey, and the three largest industries represented in the Emerging Markets Index were energy, financials and materials. Each of the Emerging Markets Index Component Country Indices is a sampling of equity securities across industry groups in such country's equity markets (the "**Emerging Markets Component Securities**").

Prices used for the Emerging Markets Component Securities in calculating the Emerging Markets Index level are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. MSCI converts the closing prices into U.S. dollars on a real-time basis and publishes and disseminates the Emerging Markets Index daily on its website and through numerous data vendors, and disseminates the Emerging Markets Index level every 60 seconds during market trading hours on Bloomberg Financial Markets and Reuters Limited.

Selection of the Emerging Markets Component Securities and Calculation of the Emerging Markets Index

MSCI classifies each company and its securities in one and only one country, which is generally the country in which such company is incorporated. Generally, all listed equity securities, or listed securities that exhibit the characteristics of equity securities, are eligible for inclusion, except for investment trusts, mutual funds, equity derivatives and limited partnerships.

After identifying the universe of eligible securities, MSCI calculates the free float-adjusted market capitalization of each security. MSCI defines a security's free float to be the proportion of the security's shares outstanding that are deemed available for purchase in the public equity markets by international investors. For securities that are not subject to foreign ownership limitations, the free float of a security is estimated as the total number of shares outstanding less the number of shares held by governments, corporations, controlling shareholders, management and other shareholdings classified as strategic. For securities subject to foreign ownership limits, the estimated free float of a security is equal to the lesser of (i) the total number of shares outstanding less shareholdings classified as strategic, and (ii) the number of shares allowed to be owned by foreign investors less the number of non-free float shares held by foreign investors.

MSCI uses each security's free float to arrive at a Foreign Inclusion Factor ("**FIF**") for the security, which MSCI uses to free float-adjust the company's market capitalization. For securities not subject to foreign ownership limitations, (i) if the security's free float is greater than 15%, the security's FIF is equal to its estimated free float, rounded up to the nearest 5%, and (ii) if the security's free float is less than 15%, the security's FIF is equal to its estimated free float, rounded to the closest 1%. For securities that are subject to foreign ownership limitations, the security's FIF is equal to the lesser of (i) the security's estimated free float available to foreign investors, (a) rounded up to the nearest 5%, if the free float is greater than 15%, or (b) rounded to the closest 1%, if the free float is less than 15%, and (ii) the number of shares allowed to be owned by foreign investors rounded to the closest 1%. A security's free float-adjusted market capitalization is equal to the product of the security's FIF and the security's full market capitalization.

For each Emerging Markets Component Country Index, MSCI targets an 85% free float-adjusted market representation level within each industry group for the relevant country. The security selection process is based on an analysis of the following:

- Each company's business activities and the diversification value of including the company's securities in the Emerging Markets Component Country Index for the relevant country.

- The size of the company's free float-adjusted market capitalization. All other things being equal, MSCI targets for inclusion the most sizeable securities in an industry group, and securities that do not meet country-specific minimum size guidelines are not eligible for inclusion.

- The liquidity of the company's securities. All other things being equal, MSCI targets for inclusion the most liquid securities in an industry group. To assess liquidity, MSCI considers numerous measures of absolute and relative liquidity, including a security's Annualized Traded Value Ratio ("**ATVR**"), which screens out extreme daily trading volumes and takes into account differences in market capitalization size. A security's ATVR is calculated as follows:

  - First, monthly median traded values are computed as the daily median traded value multiplied by the number of days in the month that the security traded. The daily traded value of a security is equal to the number of shares traded during the day multiplied by the security's closing price on that day. The daily median traded value is the median of the daily traded values for the month.

  - Second, the monthly median traded value ratio is obtained by dividing the monthly median traded value of a security by its free float-adjusted security market capitalization at the end of the month.

  - Third, the ATVR is obtained by taking the average of the monthly median trade value ratios of the previous 12 months, or the number of months for which this data is available, and multiplying it by 12.

The performance of the MSCI Emerging Markets Index^{SM} is a free float-adjusted average of the U.S. dollar values of all of the Emerging Markets Component Securities.

Maintenance of the Emerging Markets Index and Emerging Markets Component Country Indices

In order to maintain the representativeness of the Emerging Markets Index and Emerging Markets Component Country Indices, MSCI may make structural changes to the Emerging Markets Index by adding or deleting Emerging Markets Component Country Indices from the Emerging Markets Index and adding or deleting component securities within the Emerging Markets Component Country Indices. MSCI may also change the Foreign Inclusion Factors of the Emerging Markets Component Securities as a result of updates to the free float estimates. Any such adjustments are made so that the value of the Emerging Markets Index at the effective date of such change is the same as it was immediately prior to such change. The timing of

MSCI's index maintenance actions depend on the character of the action. MSCI classifies index maintenance into three broad categories:

- Annual, full-country index reviews that systematically re-assess the various dimensions of the equity universe for all countries;

- Quarterly index reviews, aimed at promptly reflecting other market events; and

- Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices as they occur.

During the annual review, securities are added or deleted, (i) following the re-appraisal of the free float-adjusted industry group representation within a country, relative to an 85% target that MSCI has set for free float-adjusted market representation within each industry group for each country, (ii) following an update of MSCI's minimum size guidelines, and (iii) if a company or security with a free float of less than 15% no longer meets MSCI's criteria for inclusion due to a reduction in the free float or performance of the company.

During a quarterly index review, securities may be added to or deleted from an index for a variety of reasons, including the following:

- Additions or deletions of securities, due to certain industry groupings having become significantly over- or under-represented.

- Additions or deletions, which were not implemented immediately, resulting from changes in industry classification, significant increases or decreases in free float or changes to foreign ownership limits.

- Additions of large companies that did not meet MSCI's minimum size criteria for early inclusion at the time of their initial public offering or secondary offering.

- Replacement of companies that are no longer suitable industry representatives.

- Deletion of securities whose issuing company or security free float has fallen to less than 15% and which do not meet certain criteria.

- Deletion of securities that have become very small or illiquid.

- Replacement of securities resulting from the review of price source for constituents with both domestic and foreign board quotations.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Emerging Markets Index, which is owned and published by MSCI, in connection with certain securities, including the Securities.

The Securities are not sponsored, endorsed, sold or promoted by MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the Emerging Markets Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the Emerging Markets Index, which index is determined, composed and calculated by MSCI without regard to the issuer of the Securities. MSCI has no obligation to take the needs of the issuer of the Securities or the holders of the Securities into consideration in determining, composing or calculating the Emerging Markets Index. MSCI is not responsible for and has not participated in the determination of the timing, prices or quantities of the Securities to be issued. Neither MSCI nor any other party has an obligation or liability to owners of these Securities in connection with the administration, marketing or trading of the Securities.

THE MSCI INDICES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG (THE "LICENSEE"). THE SECURITIES ARE NOT SPONSORED, ENDORSED OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX, AND MSCI BEARS NO LIABILITY WITH RESPECT TO THE SECURITIES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE HOLDERS OF THE SECURITIES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE SECURITIES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDICES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE SECURITIES OR THE ISSUER OR HOLDERS OF THE SECURITIES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR HOLDERS OF THE SECURITIES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDICES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING, PRICES OR QUANTITIES OF THE SECURITIES TO BE ISSUED. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE HOLDERS OF THE SECURITIES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE SECURITIES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, THE ISSUER, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS

AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NO PURCHASER, SELLER OR HOLDER OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY, SHOULD USE OR REFER TO ANY MSCI TRADE NAME, TRADEMARK OR SERVICE MARK TO SPONSOR, ENDORSE, MARKET OR PROMOTE THE NOTES WITHOUT FIRST CONTACTING MSCI TO DETERMINE WHETHER MSCI'S PERMISSION IS REQUIRED. UNDER NO CIRCUMSTANCES MAY ANY PERSON OR ENTITY CLAIM ANY AFFILIATION WITH MSCI WITHOUT THE PRIOR WRITTEN PERMISSION OF MSCI.

Discontinuation of the Emerging Markets Index; Alteration of Method of Calculation

If MSCI discontinues publication of the Emerging Markets Index, and MSCI or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Emerging Markets Index (such index being referred to herein as a "**Emerging Markets Successor Index**"), then any Emerging Markets Index closing level will be determined by reference to the level of such successor index at the close of trading on the relevant exchanges or markets for the Emerging Markets Successor Index on the Final Valuation Date and on any other relevant date.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the Securities.

If MSCI discontinues publication of the Emerging Markets Index prior to, and such discontinuance is continuing on, the Final Valuation Date or other relevant date, and the calculation agent determines, in its sole discretion, that no Emerging Markets Successor Index is available at such time, or the calculation agent has previously selected an Emerging Markets Successor Index, and publication of such Emerging Markets Successor Index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, then the calculation agent will determine the Emerging Markets Index closing level for such date. The Emerging Markets Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Emerging Markets Index or Emerging Markets Successor Index, as applicable, last in effect prior to such discontinuance, using the closing level (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing level that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Emerging Markets Index or Emerging Markets Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the Emerging Markets Index or Emerging Markets Successor Index, as applicable, on the relevant exchange may adversely affect the value of the Securities.

If at any time the method of calculating the Emerging Markets Index or a successor index, or the level thereof, is changed in a material respect, or if the Emerging Markets Index or an

Emerging Markets Successor Index is in any other way modified so that the MSCI Emerging Markets Index[SM] or such Emerging Markets Successor Index does not, in the opinion of the calculation agent, fairly represent the level of the Emerging Markets Index or such Emerging Markets Successor Index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on the Final Valuation Date, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Emerging Markets Index or such Emerging Markets Successor Index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Emerging Markets Index closing level with reference to the Emerging Markets Index or such Emerging Markets Successor Index, as adjusted. Accordingly, if the method of calculating the Emerging Markets Index or an Emerging Markets Successor Index is modified so that the level of such Emerging Markets Index or Emerging Markets Successor Index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Emerging Markets Index), then the calculation agent will adjust such Emerging Markets Index or Emerging Markets Successor Index in order to arrive at a level of the Emerging Markets Index or such Emerging Markets Successor Index as if there had been no such modification (*e.g.*, as if such split had not occurred).

SUPPLEMENTAL INFORMATION—TRANSITION OF THE MSCI INDICES TO A NEW INDEX METHODOLOGY

The information contained in this section will supplement the information contained in "The MSCI EAFE® Index" and "The MSCI Emerging Market Index[SM]" above. We have derived all information regarding the MSCI EAFE® Index and the Emerging Market Index (the "MSCI Indices") contained in this section of the pricing supplement from the MSCI Global Investable Market Indices Methodology published by MSCI and other publicly available information. We make no representation or warranty as to the accuracy or completeness of such information. Additional information concerning the transition of the MSCI Indices may be obtained at the MSCI website (www.mscibarra.com). Information contained in the MSCI website is not incorporated by reference in, and should not be considered part of, this pricing supplement or any relevant pricing supplement.

Transition

MSCI recently announced changes to the methodology used to calculate its MSCI Standard Indices, including the MSCI Indices. The current MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, are transitioning to the Global Investable Market Indices methodology described below. During the transition period, MSCI will publish the MSCI Provisional Standard and Provisional Small Cap Indices to assist investors in understanding the changes that would occur if the Global Investable Market Indices methodology were immediately implemented in the current MSCI Standard and Small Cap Indices. The first phase of the transition of the MSCI Standard Indices was completed on November 30, 2007. Currently, half of the differences between the Provisional Standard Indices or the Provisional Small Cap Indices, as applicable, and the Standard Indices or Small Cap Indices, as applicable, have been implemented. All companies in a Provisional Standard Index or Provisional Small Cap Index, as applicable, not in the corresponding Standard Index or Small Cap Index were added to the Standard Index or Small Cap Index, as applicable, at half of their free float-adjusted market capitalization, and companies previously in the Standard Index or Small Cap Index, as applicable, and not in the corresponding Provisional Standard Index or Provisional Small Cap Index, as applicable, had half of their free float-adjusted market capitalization removed.

The second phase of the transition of the MSCI Standard and the MSCI Small Cap Indices to the MSCI Global Investable Market Indices methodology will take place on May 30, 2008 (the first phase having been completed on November 30, 2007). The final additions and deletions of constituents for the second phase will be announced at least four weeks in advance of their implementation in the Standard and Small Cap Indices. All indices derived from the MSCI Standard Indices will follow the two-phase transition, except for the MSCI Euro and Pan Euro Indices which were transitioned in one phase on November 30, 2007. The transition will be synchronized for all markets and composites.

At the end of the transition period (May 30, 2008), the current MSCI Standard Indices will be composed of the MSCI Large Cap and Mid Cap Indices. The current MSCI Small Cap Index will transition to the MSCI Small Cap Index resulting from the new methodology. Together, the relevant MSCI Large Cap, Mid Cap and Small Cap Indices will make up the MSCI Investable Market Index for each country, composite, sector and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("DM") or Emerging Markets ("EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts ("REITs") in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization.

(ii) Equity Universe Minimum Float—Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. The Annualized Traded Value Ratio ("ATVR"), a measure that offers the advantage of screening out extreme daily trading volumes and taking into account the free float-adjusted market capitalization size of securities, is used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% ATVR is required for inclusion of a security in a Market Investable Equity Universe of a Developed Market, and a minimum liquidity level of 15% ATVR is required for inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

- Investable Market Index (Large + Mid + Small)
- Standard Index (Large + Mid)
- Large Cap Index
- Mid Cap Index
- Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent Index Reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor's, the Global Industry Classification Standard. Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- Updating the indices on the basis of a fully refreshed Equity Universe.

- Taking buffer rules into consideration for migration of securities across size and style segments.

- Updating FIFs and Number of Shares ("NOS").

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii) Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.

- Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

- Reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS. Only additions of significant new investable companies are considered, and only for the Standard Index. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size segment.

(iii) Ongoing event-related changes. Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes generally are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November.

The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

All changes resulting from corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an "expected" announcement, or as an "undetermined" announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends "confirmed" announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m., US Eastern Time.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security's number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security's number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.

The Deutsche Bank Balanced Currency Harvest (USD) Index

The Deutsche Bank Balanced Currency Harvest (USD) Index (the "**Currency Index**") was created by Deutsche Bank AG, London Branch (the "**Currency Index Sponsor**") on December 19, 2005. The Currency Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount tend to outperform on average currencies that trade at a forward premium. The strategy reflected in the Currency Index takes the view that the values of currencies in high yielding jurisdictions will rise and the values of currencies in low yielding jurisdictions will fall due to the low cost of borrowing in low yielding jurisdictions and the high returns available in high yielding jurisdictions. The Currency Index Sponsor provides no assurance that this strategy will be successful or that the underlying assumptions are or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies (as defined below) which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility which would negatively affect the value of the Securities.

The Currency Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. The Currency Index is recomposed every quarter; at each recomposition, the Currency Index Sponsor selects from a larger group of currencies (the "Eligible Currencies") ten currencies to be the Index currencies (the "Index Currencies") for that quarter.

On May 30, 2008, the Eligible Currencies were the Australian Dollar, the Brazilian Real, the Canadian Dollar, the Swiss Franc, the Czech Koruna, the Euro, the Sterling, the Hungarian Forint, the Japanese Yen, the Korean Won, the Mexican Peso, the Norwegian Krone, the New Zealand Dollar, the Polish Zloty, the Swedish Krona, the Singapore Dollar, the Turkish Lira, the Taiwanese Dollar, the U.S. Dollar and the South African Rand. The Australian Dollar, the Canadian Dollar, the Swiss Franc, the Euro, the Sterling, the Japanese Yen, the Norwegian Krone, the New Zealand Dollar, the Swedish Krona, and the U.S. Dollar are the "G10 Currencies." The remaining Eligible Currencies are the "non-G10 Currencies."

At each quarterly recomposition, the Currency Index Sponsor selects the G10 currencies with the two highest and the two lowest Yield Fix Rates (as defined below), and subsequently selects the currencies with the three highest and three lowest Yield Fix Rates from the remaining G10 currencies and the non-G10 currencies for inclusion in the Currency Index for that quarterly period. "Yield Fix Rate" means, for an Eligible Currency, the interest rate for such deposits in such Eligible Currency for a period of three months as set forth on Reuters, or, if such rate does not appear on Reuters, the interest rate for deposits in such Eligible Currency determined by the Currency Index Sponsor acting in good faith and in a commercially reasonably manner from such sources as it deems appropriate. The currencies with the highest Yield Fix Rates are the "Long Currencies," and the currencies with the lowest Yield Fix Rates are the "Short Currencies." The Currency Index reflects notional long forward positions in the Long Currencies, and notional short positions in the Short Currencies; these positions are equally weighted. A new equally weighted basket of notional long and short forward positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Currency Index over the prior quarter. During each quarter, the Currency Index closing level is determined by interpolation of daily published forward rates (*e.g.*, the 3-month, 2-month and 1-month forward rate) for the Eligible Currencies.

An increase in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in an increase in the closing level of the Currency Index. Conversely, a decrease in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in a decrease in the Currency Index closing level. In addition, the Currency Index closing level reflects the deduction of an annual 1.5% fee, which accounts for the Currency Index being based on published mid-market prices as opposed to dealer-quoted prices, which are lower. As of May 30, 2008, the Long Currencies were the Australian Dollar, the New Zealand Dollar, the Turkish Lira, the Brazilian Real and the South African Rand. As of that date, the Short Currencies were the Japanese Yen, the Swiss Franc, the Singapore Dollar, Taiwanese Dollar and the U.S. Dollar.

In addition, at any quarterly recomposition, the Currency Index Sponsor may add as an Eligible Currency any currency that: (i) is not subject to a currency peg regime, (ii) is in the "most liquid" category as measured by the most recent Bank for International Settlements Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity, and (iii) complies with certain liquidity criteria, or that complies with such additional or alternative criteria as the Currency Index Sponsor determines appropriate acting in good faith and in a commercially reasonable manner. Similarly, at any quarterly recomposition, the Currency Index Sponsor may remove as an Eligible Currency any currency that does not comply with the foregoing criteria as long as following any such removal there are at least fifteen (15) Eligible Currencies. If any Eligible Currency other than the Euro is the currency of a country that participates in or has announced its intention to participate in the third stage of European Economic and Monetary Union, as determined by the Currency Index Sponsor, the Currency Index Sponsor may make such adjustments to the methodology and calculation of the Currency Index as it determines appropriate to account for such event, including, in its discretion, selecting a replacement currency.

The closing level of the Currency Index on any trading day is the level of the Currency Index published by the Currency Index Sponsor at the close of such trading day at:

https://index.db.com/do/product/dynamic/BalancedCurrencyHarvestUSD

The Index Currencies are also published by the Currency Index Sponsor on the above website.

Change in the Methodology of the Currency Index

The Currency Index Sponsor may modify the methodology used to determine the Currency Index as it deems appropriate if the Currency Index Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index Currency). The Currency Index Sponsor may also make modifications to the terms of the Currency Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the Currency Index closing level. The Currency Index Sponsor will publish notice of any such modification or change and the effective date thereof in the manner described above.

Market Disruption Events

Certain events may prevent the relevant calculation agent from calculating the closing level of an Equity Index on the Final Valuation Date and, consequently, the Basket Return. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events, together with disruptions in the markets for options and futures contracts and exchange traded funds related to an Equity Index and market disruption events with regard to the Currency Index, as "**Market Disruption Events**".

Market Disruption Events with regard to the Equity Indices

A Market Disruption Event with regard to an Equity Index is:

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of such Equity Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchanges; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of such Equity Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts or exchange traded funds related to such Equity Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the Securities.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in any Equity Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Equity Index shall be based on a comparison of:

- the portion of the level of the disrupted Equity Index attributable to that security, relative to
- the overall level of the disrupted Equity Index,

in each case, immediately before that suspension or limitation.

For purposes of determining whether a Market Disruption Event has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market;
- limitations pursuant to the rules of any relevant exchange similar to rescinded NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to rescinded NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;
- a suspension of trading in futures or options contracts or exchange traded funds on an Equity Index by the primary securities market trading in such contracts or funds by reason of:
    - a price change exceeding limits set by such exchange or market;
    - an imbalance of orders relating to such contracts or funds; or
    - a disparity in bid and ask quotes relating to such contracts or funds

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to that Equity Index; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts or exchange traded funds related to the applicable Equity Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"**Relevant exchange**" means the primary organized exchange or market of trading or listing for an Equity Index, any component stock included in an Equity Index or any futures or options contract related or exchange traded fund related to an Equity Index, as applicable.

The "**closing level**" of an Equity Index on any trading day is the level of such index published on the relevant exchange following the regular official weekday close of such exchange.

A "**trading day**" is, with regard to the Currency Index, a day other than a Saturday or Sunday on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in London, England and New York City, and, with regard to an Equity Index, a day on which trading is generally conducted on the relevant exchange for such index, in each case as determined by the calculation agent.

A "**business day**" is any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Market Disruption Events with regard to the Currency Index

A Market Disruption Event with regard to the Currency Index includes the following:

- A currency exchange rate splits into dual or multiple exchange rates;

- An event occurs that generally makes it impossible to convert an Index Currency into U.S. dollars in the home country for such Index Currency (the "**Index Currency Jurisdiction**") through customary legal channels;

- An event occurs that generally makes it impossible to deliver U.S. Dollars from accounts inside an Index Currency Jurisdiction to accounts outside that Index Currency Jurisdiction, or to deliver an Index Currency between accounts inside the Inside Currency Jurisdiction for such Index Currency or to a party that is a non-resident of the relevant Index Currency Jurisdiction;

- The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an Index Currency;

- Any change in, or amendment to, the laws or regulations prevailing in the Index Currency Jurisdiction in respect of any Index Currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the Currency Index Sponsor determines may cause another Market Disruption Event to occur or that leads or may lead to the introduction of a currency peg regime;

- The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Currency Index;

- Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

- The Currency Index Sponsor determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for the Currency Index and any other market source;

- It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the Currency Index Sponsor itself acting in good faith in a commercially reasonable manner;

- The Currency Index Sponsor determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the Securities or other relevant Currency Index-linked transactions, or to realize, recover or remit the proceeds of any such transactions; and

- Any event that the Currency Index Sponsor determines may lead to any of the foregoing events.

In addition, the Currency Index Sponsor will not calculate the closing level for the Currency Index in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Currency Index Sponsor and that the Currency Index Sponsor determines, in its discretion, affects the Currency Index or any Index Currency (a "**Force Majeure Event**"). If a Force Majeure Event occurs on a trading day, the Currency Index Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Currency Index closing level; or (ii) defer publication of information relating to the Currency Index until the next trading day on which it determines that no Force Majeure Event exists.

Consequences of a Market Disruption Event

If a Market Disruption Event exists on the Final Valuation Date with regard to any Basket Index, the Final Index Level of such Basket Index will be deemed equal to the closing level of such Basket Index on the first trading day for such Basket Index following the Final Valuation Date on which no Market Disruption Event occurs or is continuing with regard to the Basket Index, *provided* that if the tenth scheduled trading day following the Final Valuation Date is not a trading day for such Basket Index, or if a Market Disruption Event for such Basket Index exists on such day, the calculation agent will instead determine the Final Index Level for the disrupted Basket Index in accordance with the formula for and method of calculating the closing level of the Basket Index in effect on the Final Valuation Date, using the closing price of each component most recently underlying the Basket Index on such tenth scheduled trading day following the Final Valuation Date (or, if trading in the relevant components has been materially suspended or limited on such day, the calculation agent's good faith determination of the closing prices that would have prevailed but for such suspension or limitation). If a Market Disruption Event exists on the Final Valuation Date, the Maturity Date will be postponed to the third business day following the last day on which any Final Level is ascertained. This paragraph supersedes any provisions to the contrary in the accompanying product supplement.

Historical Information

The first three graphs show the historical performance of each of the Basket Indices from April 30, 2003 through May 30, 2008. The closing level of the MSCI EAFE® Index on May 30, 2008 was 2145.47. The closing level of the MSCI Emerging Markets Index[SM] on May 30, 2008 was 1210.04. The closing level of the Deutsche Bank Balanced Currency Harvest (USD) Index on May 30, 2008 was 270.65. The fourth graph shows the retrospective performance of the Basket, calculated by setting the level of the Basket on May 30, 2008 equal to 100.

We obtained the various Basket Index closing levels from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of each Basket Index should not be taken as an indication of future performance, and no assurance can be given as to any Final Basket Level or the Basket Return. We cannot give you assurance that the performance of the Basket Indices will result in the return of your initial investment.**

Historical Performance of the MSCI EAFE® Index



Source: Bloomberg

Historical Performance of the
MSCI Emerging Markets Index^{SM}



Source: Bloomberg

Historical Performance of the Deutsche Bank Balanced Currency Harvest (USD) Index



Source: Bloomberg

Historical Performance of the Basket



Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the Securities. The agents may pay referral fees of up to 0.50% or $5.00 per $1,000 Security face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Security face amount. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the settlement date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.